Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Three Months Ended March 31,
	2013	2012
Earnings:
Income before income taxes	$1,289	$1,115
Add:
Interest and other fixed charges, excluding capitalized interest	178	148
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	47	50
Distributed income of investees accounted for under the equity method	2	2
Less:
Equity in earnings of investments accounted for under the equity method	2	3
Total earnings available for fixed charges	$1,514	$1,312
Fixed charges:
Interest and fixed charges	$185	$154
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	47	50
Total fixed charges	$232	$204
Ratio of earnings to fixed charges	6.53x	6.43x

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